                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 2)/1/

                            Crescent Banking Company
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                               (Name of Issuer)

                           Common Stock, $1 par value
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                        (Title of Class of Securities)

                                     N/A
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                                (CUSIP Number)


     Michael W. Lowe, 1050 Highway 515 South, Jasper, GA 30143, 706-692-3434
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 11, 1998
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            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

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    /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP No.                                                     Page 2 of 5 Pages
         ---------------

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael W. Lowe
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

         PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)               [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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               7   SOLE VOTING POWER

  NUMBER OF          92,477
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH             15,700
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                     92,477
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     15,700
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         108,177
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.56%
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14   TYPE OF REPORTING PERSON*

         IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Company.
         --------------------

  This statement relates to shares of the common stock, par value $1 per share (the "Common Stock"), of Crescent Banking Company (the "Company"). The Company's principal offices are located at 251 Highway 515, Jasper, Georgia 30143 and the Company's telephone number is (706) 692-2424.

Item 2.  Identity and Background.
         -----------------------

  Mr. Lowe founded Jasper Jeep Sales, Inc., an automobile dealership located at 1050 Highway 515, Jasper, Georgia 30143, in 1976 and has served as its chief Executive Officer since. Mr. Lowe has been a director of the Company since its organization in November 1991 and of the Company's wholly-owned banking subsidiary, Crescent Bank & Trust Company (the "Bank") since August 1989. Mr. Lowe presently resides at Fox Run Lane, Jasper, Georgia 30143 and is a citizen of the United States of America.

  During the last five years, Mr. Lowe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

  On March 11, 1998, Mr. Lowe utilized personal funds to purchase 37,827 shares of the Company's Common Stock, as more fully described below.

Item 4.  Purpose of Transaction.
         ----------------------

  On February 9, 1998, the Company commenced a public offering of 135,000 shares (the "Shares") of its Common Stock. From February 9, 1998 until March 11, 1998 (the "Initial Offering Period"), shareholders of record of the Company's Common Stock, including any directors or officers of the Company who were shareholders (each, a "Shareholder"), as of the close of business on January 30, 1998 (the "Record Date") were given the opportunity to subscribe for Shares at a purchase price of $16.25 per Share. During the Initial Offering Period, each Shareholder was entitled to purchase a number of Shares equal to the product of (i) .1858 and (ii) the number of shares of Common Stock owned by such Shareholder as of the Record Date, with any resulting fractional Shares rounded down to the nearest whole Share. Subscriptions were not limited to such pro rata amounts, and, as to any oversubscriptions, the Company, in determining which subscriptions to accept or reject, considered such factors as a subscriber's potential to do business with, or refer customers to, the Company and the order in

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which the subscriptions were received.  The Company closed the Offering on
March 11, 1998 after selling all of the 135,000 Shares offered thereby.

  In connection with the Offering, Mr. Lowe subscribed for 37,827 Shares, and, on March 11, 1998, Mr. Lowe purchased the entire amount for which he subscribed, including (i) 16,526 Shares representing the pro rata amount to which Mr. Lowe was entitled during the Initial Offering Period, and (ii) an additional 21,301 Shares representing the amount for which Mr. Lowe oversubscribed and which oversubscription was accepted by the Company. As a result of the Offering, Mr. Lowe became the beneficial owner of 108,177 shares of the Company's Common Stock, or approximately 12.56% of the 861,354 shares of Company Common Stock that were outstanding as of the date of this Statement.

  Prior to and in anticipation of the Offering, Mr. Lowe, pursuant to the Change in Bank Control Act, filed a Change in Control Notice (the "CBCA Notice") with the Federal Reserve Bank of Atlanta (the "Federal Reserve") covering all shares of stock beneficially owned or to be acquired, whether in the Offering or otherwise, by Mr. Lowe in an amount up to 24.99% of all outstanding shares of the Company's Common Stock. The Federal Reserve issued a notice of intent not to disapprove Mr. Lowe's CBCA Notice on February 11, 1998. Following the Offering and consistent with the Federal Reserve's action on his CBCA Notice, Mr. Lowe notified the Federal Reserve of the actual number of Shares that he purchased in the Offering and requested that the effectiveness of his CBCA Notice be extended until December 31, 1998, at which time he may request one or more further extensions. Such extension is intended to permit Mr. Lowe the flexibility to acquire additional shares of Company Common Stock from time to time without further expenses and delays of filing multiple notices with the applicable regulatory authorities under the Change in Bank Control Act.

  Mr. Lowe may, from time to time and through various transactions, purchase additional shares of the Company's Common Stock for investment purposes.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

  Under the Commission's rules and regulations, Mr. Lowe, as of the date of this filing, may be deemed to be the beneficial owner of a total of 108,177 shares of the Company's Common Stock, representing approximately 12.56% of the issued and outstanding shares of the Company. With respect to 92,477 of such shares, Mr. Lowe has the sole power of voting and disposition. Mr. Lowe has sole ownership of an additional 1,600 shares that are the subject of director options owned by Mr. Lowe. The remaining 15,700 shares are held by Mr. Lowe's wife and children with whom Mr. Lowe shares the power to vote or dispose of such shares.

  As more fully described in Item 4, on March 11, 1998, Mr. Lowe purchased 37,827 Shares in the Company's Offering. Other than such purchase, Mr. Lowe has not engaged in any other transactions relating to the Company's Common Stock during the 60 day period preceding the date of filing of this Statement.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

  Except as described in this Statement, Mr. Lowe disclaims any contract, arrangement, understanding or relationship with any other person with respect to shares of Company Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

  None.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 10, 1998
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Date


/s/ Michael W. Lowe
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Signature


Michael W. Lowe
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Name

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